Contact

www.linkedin.com/in/ricardolasa
(LinkedIn)
www.webpiston.com (Company)
co.webpiston.com (Company)

Top Skills

IT Strategy
Software Project Management
Business Development

Ricardo L.

CEO Kliken
Tampa, Florida, United States

Summary

CEO and Founder of SiteWit, a next generation do-it-yourself marketing platform for Small Business Owners.

The goal of SiteWit is to provide a simple to use but powerful marketing tool to advertise on Google, Bing, Yahoo, Facebook, and all other online media.

Became chairman of Web Piston on January 2009 to focus all efforts on SiteWit.

CEO and manager of Web Piston from 1998 - 2008. Have grown the company to be one of the largest independent site builders in the US and overseas markets such as the UK, Ireland, Spain, Australia, New Zealand, and Latin America.

Specialties: Management, Financial Analysis, Marketing, Entrepreneurship, MIS, Database, Data Warehousing, Data Mining, Interface Design

Experience

Kliken
13 years 9 months

CEO
March 2010 - Present (13 years 7 months)
Kliken is the leader in do-it-yourself Google, Facebook, and Open Web advertising solutions for small to medium size businesses. Kliken allows online store owners to easily advertise their online stores and websites and grow their sales and leads.

Board Member
January 2010 - Present (13 years 9 months)
Tampa, Florida, United States

Filasa
Board Member
January 2004 - Present (19 years 9 months)

Site on the board of directors of Filasa and Proceparsa, a residential and
commercial real estate development and managment firm

Web Piston
14 years 6 months

Chairman
January 2009 - December 2012 (4 years)

CEO
July 1998 - December 2008 (10 years 6 months)

Rivergy, Inc
CEO
1998 - December 2008 (10 years)

Verizon
Systems Analyst
January 1997 - July 1998 (1 year 7 months)

Worked on the methodology and software development standards team

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Education

Harvard Business School
Executive Education - Launching New Ventures, Entrepreneurship,
Finance · (2009 - 2009)

University of South Florida
Master of Business Administration (MBA), Entrepreneurship/Entrepreneurial
Studies, Marketing Strategy · (1996 - 1998)

University of South Florida - College of Business Administration
Masters Of Science, Information Systems · (1996 - 1998)

University of South Florida - College of Business Administration
Bachelor of Science, Management Information Systems · (1993 - 1995)